Exhibit 99.1

ARC Resources Ltd. Announces an $830 Million Capital Budget for 2013, Setting the Stage for Significant Production Growth in 2014

CALGARY, Nov. 7, 2012 /CNW/ - (ARX - TSX)   ARC Resources Ltd. ("ARC") announced today that its Board of Directors has approved a capital budget for 2013 that includes a $830 million capital expenditure program directed primarily at oil and liquids-rich gas plays.  Consistent with guidance following the $160 million reduction in ARC's 2012 capital program announced earlier this year, ARC expects modest annual average production growth of three per cent in 2013 with a five per cent growth in oil and liquids production. The 2013 capital budget includes development and infrastructure spending that will set the stage for significant production growth in 2014.

John Dielwart, ARC's Chief Executive Officer, said, "With a clear focus on value creation, we will continue to invest the majority of our capital expenditures in our oil and liquids-rich natural gas opportunities.  With outstanding opportunities in our portfolio and an $830 million capital budget in 2013, we expect to achieve approximately a three per cent year-over-year increase in our total production volumes to approximately 95,000 boe per day, highlighted by an estimated five per cent increase in our liquids production. The growth will accelerate throughout the year with 2013 exit volumes targeted at 100,000 boe per day."

2013 Capital Budget Strategic Objectives

ARC's 2013 capital budget objectives are aligned with the long-term objective of risk-managed value-creation:

•	Maximize value by focusing on high rate of return oil and liquids opportunities; capitalizing on the strength of crude oil prices
•	Invest in highest rate of return natural gas opportunities to sustain natural gas production at current levels and participate in future natural gas price upside
•	Leverage our dominant presence and technical expertise in resource plays to grow production
•	Invest in infrastructure to set the stage for long-term development and growth in key areas
•	Capitalize on the scale of our operations by implementing pad drilling programs to achieve optimal capital efficiencies
•	Manage production decline rates by managing the pace of growth
•	Execute a disciplined exploration program to identify future development and growth opportunities
•	Preserve ARC's strong financial position by maintaining financial flexibility to fund capital programs

2013 Capital Budget Highlights

•	The capital budget has been set at $830 million with a focus on oil and liquids-rich gas opportunities at Tower in British Columbia, Ante Creek and Pembina in Alberta, Goodlands in Manitoba and various oil properties in southeast Saskatchewan:
•	Drilling of 178 gross (160 net) operated wells with103 gross (ten net) non-operated wells to be drilled by partners
•	Total oil and liquids drilling and infrastructure spending of $751 million, representing 91 per cent of the budget
•	Drill nine gross operated (nine net) natural gas wells in the British Columbia Montney region
•	Infrastructure spending of $162 million, including $70 million for expansion of gas processing and liquids handling facility at Parkland/Tower in British Columbia, expected to be on-stream early in 2014
•	Production target for 2013 of 93,000 to 97,000 boe per day average for the year; comprised of approximately 40 per cent crude oil and liquids and 60 per cent natural gas, with exit 2013 production targeted at 100,000 boe per day
•	ARC expects 2014 annual average production to be in excess of 110,000 boe per day, representing greater than 15 per cent production growth relative to 2013
•	Emphasis on oil opportunities is expected to generate a five per cent increase in 2013 average oil and liquids production relative to 2012
•	Natural gas investment in our world class Dawson Montney play continues to drive our low cost, profitable gas business and holds considerable upside given the outlook for natural gas prices
•	ARC expects natural gas production to average 345 mmcf per day due to exceptional Dawson well performance and efficient operations
•	Clear focus on optimizing capital efficiencies through active cost management and commercialization of field development through the use of multi-well pad drilling throughout our asset base
•	Exploration budget directed towards identification of future growth areas targeting large resource opportunities
•	Focus on cost management and efficient operations; per boe operating costs are expected to stay flat relative to 2012 levels at $9.50 to $9.90 per boe in 2013
•	Given the current outlook for crude oil and natural gas prices and current hedge position, ARC expects to maintain its monthly dividend payment at $0.10 per share
•	ARC expects to finance its 2013 capital program with funds from operations, proceeds from the Dividend Re-investment Plan ("DRIP"), proceeds from the disposition of minor and non-strategic assets, and the existing credit capacity which was enhanced by proceeds from the equity offering completed in August 2012. ARC is well positioned with a strong balance sheet including low debt levels, working capital and significant available credit capacity to fund the 2013 capital program.

2013 Capital Program

ARC's 2013 capital program has been set at $830 million, the highest in ARC's history, up 38 per cent from the $600 million capital program in 2012. The primary focus of the 2013 budget is to maximize value by directing more capital to oil and liquids-rich gas projects to capitalize on the strength of crude oil prices, while maintaining gas production.  ARC's strong hedge position, working capital position and available credit capacity will provide ARC with the ability to internally finance the growth component of this budget.

Based on 2013 budget projections, ARC will drill approximately 178 gross wells (160 net) on its operated properties, with 153 wells targeting oil, 16 wells targeting liquids-rich natural gas and nine wells targeting dry natural gas.  On ARC's non-operated properties we anticipate our partners will drill 103 gross wells (10 net) with ARC's share of expenditures to be approximately $56 million.

ARC's 2013 capital program includes total spending of approximately $100 million on facilities, infrastructure and drilling of wells in anticipation of the new Parkland/Tower gas processing and liquids handling facility, expected to be on-stream in early 2014.  The production growth from this spending will be realized in early 2014 when the new facility is commissioned and the new wells are brought on production.

Land purchases and minor net property acquisition are not included in the $830 million 2013 capital program.  ARC will continue to consolidate its land position and grow its presence in key areas through land and property acquisitions and divesting of non-core assets.  ARC's $830 million capital budget does not include spending on land and net property acquisitions.  During 2012, ARC expects to spend $25 to $50 million on land and net property acquisitions; ARC anticipates 2013 land and net acquisition spending to approximate 2012 levels.

2013 Capital Budget ($ millions except wells drilled)	2013 Capital ($ millions) (1)	Operated wells drilled (gross)	Gas/Oil wells drilled	Comment
Northeast BC/Northwest Alberta	324	36	Oil/Liquids/Gas	Parkland, Tower, Dawson
Northern Alberta	211	37	Oil/Liquids/Gas	Ante Creek
Pembina	131	54	Oil
Southern Alberta/Southwest Sask	6	-	Oil	Smiley
Southeast Sask/Manitoba	126	51	Oil	Goodlands, Other
Redwater	10	-	Oil
Corporate	22	-	-
Total Capital Budget (2)	$830	178

(1)	Includes Operated and Non-operated.
(2)	Excludes land expenditures and minor net property acquisitions.

Parkland/Tower

The Parkland/Tower region will see considerable activity in 2013 as ARC plans to spend $250 million to drill 24 gross operated wells and to construct a gas processing and liquids handling facility and associated infrastructure.  ARC plans to drill 11 gross operated wells at Tower, a Montney oil play.  At Parkland, ARC plans to drill 13 gross operated wells in this liquids-rich gas region.

Existing facilities in the Parkland/Tower region have sufficient capacity to handle current gas production levels; however due to liquids handling facility limitations, Tower production rates are restricted until proposed new facilities come on-stream in early 2014.

ARC is awaiting regulatory approval to construct a 120 mmcf per day gas processing plant and liquids handling facility with designed capability to handle up to 130 barrels of oil and liquids per mmcf in the Parkland/Tower area.  ARC expects construction at Parkland/Tower to commence in the first half of 2013, with expected commissioning of the first 60 mmcf per day phase of the plant in early 2014. Timing is dependent upon regulatory approval.

Approximately $100 million of the Parkland/Tower 2013 capital program will be directed towards facilities, infrastructure and drilling of new wells in anticipation of the new Parkland/Tower gas processing and liquids handling facility being commissioned in early 2014.  Production growth from the 2013 Parkland/Tower capital program will not be realized until early 2014 when the new facility is commissioned and wells are brought on-stream.  ARC will continue with a "drill to fill" program at Parkland/Tower to fill the new facility following commissioning.

ARC's 2013 Tower drilling program will shift to a commercialization model to optimize capital efficiencies with the execution of a multi-well pad drilling program.  The pad drilling program is expected to decrease per well drill, complete and tie-in costs; however there will be longer lead time from the start of drilling until the wells commence production as multiple wells in the pad are drilled, completed, tested, tied-in and brought on-stream at one time.  As a result, the Tower production profile will be a "step profile" as wells are brought on-stream in groups of eight.

ARC expects 2013 average Parkland/Tower production to increase by a modest five per cent relative to 2012, followed by more significant growth in 2014.  ARC expects to exit 2013 at approximately 10,000 boe per day (20 per cent oil and liquids, 80 per cent natural gas).

Ante Creek

Ante Creek is a significant growth area with 263 net Montney sections of land.  ARC has allocated $132 million to drill 34 gross operated horizontal oil wells at Ante Creek in 2013.  ARC will continue to fill the 30 mmcf per day operated Ante Creek gas processing plant through 2013 and focus on optimizing capital efficiencies with the execution of pad drilling programs and continued assessment of optimal well spacing.  The shift to pad drilling will result in production staying relatively flat for the first eight or nine months of 2013, with acceleration of growth once the first pad comes on production in the fall of 2013. This will result in a full year average production increase of approximately 15 per cent, while exit volumes are expected to increase by 35 per cent to approximately 15,000 boe per day.

Pembina

ARC plans to spend approximately $120 million in the Pembina area in 2013 with plans to drill 54 gross operated Cardium oil wells.  ARC expects to maintain production at current levels of approximately 11,000 boe per day through 2013.  ARC will conduct extensive work on waterflood management at Pembina in 2013 with the drilling of water injector wells, producer to injector well conversions, and injector well stimulations to optimize reservoir recoveries.

Southeast Saskatchewan and Manitoba

ARC plans to spend $73 million to drill 51 gross operated oil wells in southeast Saskatchewan and Manitoba including Goodlands, Oungre, Lougheed, Skinner Lake, Browning, North Weyburn, Queensdale, and Parkman.  Full year average oil production is expected to grow by approximately eight per cent to 12,500 boe per day in 2013

A considerable portion of the activity in this area will occur at Goodlands where ARC plans to drill 22 horizontal oil wells.  Oil production at Goodlands is expected to average 2,700 boe per day in 2013, an increase of 20 per cent relative to 2012 levels.

Dawson

ARC's Dawson property continues to outperform expectations with individual well production remaining flat at a restricted rate of five mmcf per day for longer than expected.  ARC had an inventory of six completed non-producing horizontal wells at the end of the third quarter as all facilities were operated at capacity.  ARC plans to bring the existing wells on-stream through the remainder of 2012 and the first quarter of 2013 to hold Dawson production flat at the maximum facility capacity rate of 165 mmcf per day.  ARC plans to spend $52 million on development activities at Dawson in 2013 including the drilling of nine gross operated horizontal gas wells to maintain production flat through 2013 and into 2014.  Efficient operations at Dawson with less planned downtime in 2013 is the primary driver of the estimated one per cent increase in natural gas production in 2013 relative to 2012.

Despite relatively low natural gas prices, Dawson economics support continued drilling due to the high productivity wells.  Rates of return on new Dawson wells are based on "half-cycle" economics given there are no significant infrastructure investments required to maintain production flat at current facility capacity levels.

West Montney

At Sunrise, production from the new wells continues to exceed the type curve forecast which demonstrates the productive capacity of multiple layers of the Montney.

At Attachie, located in northeast British Columbia, ARC plans to spend $13 million to drill two wells in 2013.  ARC is evaluating options to tie-in one well on the western edge of the Attachie lands into a third party facility. ARC will evaluate the production from the well on the western portion of the Attachie lands and the continued production from a pilot on the eastern portion of the lands to determine the potential for future commercial development at Attachie.

Redwater

During 2013, ARC will focus on optimization and cost management at Redwater with plans to shut-in the Redwater gas conservation plant and re-inject the solution gas.  Re-injection of the gas-stream will allow for the closure of the sulphur recovery unit, greatly simplifying the plant's operations and reducing operating costs.  The project will have significant environmental benefits including the reduction of air emissions, primarily greenhouse gases and sulphur dioxide.

Despite no new wells planned at Redwater in 2013, production is expected to average 3,500 bbls per day of light oil for the year. The Redwater property contributes significant cash flow given the high quality light oil production.

Non-Operated Properties

In addition to the operated activities, the non-operated budgeted capital for 2013 is estimated to be $56 million and includes drilling 103 gross (ten net) wells, dominated by oil drilling activity in the Pembina and House Mountain areas of Alberta, at the Weyburn property in Saskatchewan.

Capital by Type
($ millions)	2011 (Actual)	2012 (Estimate)	2013 (Budget)
Development	396	400	563
Development - Facilities	92	70	162
Maintenance	21	27	35
Optimization	14	9	13
Exploration & Seismic	94	52	11
Enhanced Oil Recovery	20	21	27
Land	75	4	-
Other	14	17	19 (1)
Total Capital	$726	$600	$830

(1)	Other capital of $19 million comprises capitalized General and Administrative Expenses ("G&A") including a portion of Long-Term Incentive Plan ("LTIP" or the "Whole Unit Plan") expense, information technology and corporate office capital.

Capital by Area
($ millions)	2011 (Actual)	2012 (Estimate) (2)	2013 (Budget) (2)
Capital by Area:
Northeast British Columbia & Northwest Alberta	240	168	324
Northern Alberta	192	149	211
Pembina	102	105	131
Southern Alberta & Southwest Saskatchewan	56	9	6
Southeast Saskatchewan & Manitoba	96	138	126
Redwater	29	13	10
Corporate	11	18	22 (1)
Total Capital (2)	$726	$600	$830
Capital by Province:
Alberta	343	291	379
Saskatchewan and Manitoba	148	145	130
British Columbia	235	164	321

(1)	Corporate capital of $22 million in 2013 comprises capitalized General and Administrative Expenses ("G&A") including a portion of Long-Term Incentive Plan ("LTIP" or the "Whole Unit Plan") expense, information technology, corporate office capital and certain seismic and greenhouse gas reduction expenditures.
(2)	Excludes land and minor property net acquisitions.

Operated Wells Drilled (gross)	2011 (Actual)	2012 (Estimate)	2013 (Budget)
Oil wells	133	126	153
Liquids rich natural gas wells	16	17	16
Natural gas wells	15	1	9
Total operated wells drilled (gross)	164	144	178

The amount and allocation of capital expenditures for exploration and development activities by area and the number and types of wells to be drilled is dependent upon results achieved and is subject to review and modifications by management on an ongoing basis throughout the year.  In addition, the Board of Directors regularly reviews the capital program during the year in light of prevailing economic conditions, commodity prices and changing industry regulation and conditions and may modify the 2013 Budget during the year.

Production Volumes

ARC's 2013 capital program includes significant spending on facilities, infrastructure and drilling of wells in anticipation of the new Parkland/Tower gas processing and liquids handling facility, expected to be on-stream in early 2014.  ARC expects average 2013 production volumes to be in the range of 93,000 to 97,000 boe per day. Exit volumes are expected to be approximately 100,000 boe per day with growth accelerating into 2014 with the commencement of production from the new Parkland/Tower facilities.  Average 2013 production growth is expected to be three per cent including five per cent growth in average crude oil and liquids production.

With commissioning of the new Parkland/Tower facility in early 2014, ARC expects to have an inventory of wells which will be brought on-stream to partially fill the new facility.  ARC will continue with a "drill to fill" program at Parkland/Tower after commissioning with plans to fill the facility through 2014.  Based on current commodity prices, timing of receipt of required regulatory approvals and on execution of the 2013 capital budget and expected 2014 capital budget in full, ARC currently expects 2014 annual average production to be in excess of 110,000 boe per day, representing greater than 15 per cent growth in production relative to 2013.

On a regular basis, ARC evaluates its asset portfolio with a view to selling assets that do not meet our retention guidelines.  Through the normal course of business, minor acquisitions and dispositions could occur that would impact the forecasted volumes.

Royalties, Operating Costs and Transportation

Through the first nine months of 2012, ARC's total corporate royalty rate was 12 per cent as compared to 15 per cent in 2011. Higher natural gas production and low natural gas prices contributed to the lower corporate royalty rate in 2012 relative to 2011.  ARC's total corporate royalty rate includes all Crown, Freehold and Gross overriding royalties on production in all operating jurisdictions.  ARC expects that the 2013 total corporate royalty rate will be in the range of 13 to 15 per cent based on commodity prices in the range of US$80 to US$90 per barrel of crude oil (WTI) and Cdn$3.00 to Cdn$4.00 per GJ of natural gas (AECO).  Actual royalty rates will depend upon commodity prices, the 2013 production profile and commodity price differentials.

ARC expects operating costs to be effectively unchanged on a per boe basis compared to 2012 estimated costs.  Full year 2013 operating costs are estimated to be approximately $340 million in total and $9.50 to $9.90 on a per boe basis.  Higher 2013 total operating costs are due to increased production volumes relative to 2012 and higher average expected power costs in 2013 relative to 2012.

Transportation costs include pipeline tolls for both oil and natural gas production that is shipped by ARC and fees for trucking and/or railing crude oil and liquids production.  ARC expects full year 2013 transportation costs to be approximately $50 million in total and $1.30 to $1.40 on a per boe basis, slightly higher than 2012 estimated transportation fees of $1.30 to $1.40 per boe.  Higher 2013 total and per boe transportation costs are due to a higher volume of crude oil production shipped directly by ARC rather than selling to aggregators and marketers whereby ARC incurs the transportation charge but also receives a higher price.  ARC anticipates trucking or railing a higher volume of oil and liquids production in 2013 to access additional markets and optimize the price received for its products.  Truck and rail shipping typically carries a higher transportation charge relative to pipeline tolls, however ARC would expect to receive a higher price for its products.

General and Administrative ("G&A") Expense

ARC estimates total 2013 G&A expenses will be $90 million, up six per cent from expected total G&A in 2012, due to a higher estimated expense under the Long-Term Incentive Plans and a slightly higher staff count.  On a per boe basis, 2012 G&A expenses are expected to increase approximately three per cent to $2.50 to $2.70 per boe compared to estimated costs of $2.45 to $2.60 per boe in 2012.

ARC's 2013 budgeted G&A includes an estimated expense of approximately $27 million under the Long-term Incentive Plans compared to $24 million in 2012.  The estimated expense is dependent on ARC's share price and three year total return relative to its peers, and therefore is subject to a high degree of volatility.  The total expense of $27 million includes both cash and non-cash amounts. Cash payments occur in March and September of each year upon vesting of the plans and are based on actual performance.  The non-cash portion of the expense reflects the estimated expense over the vesting period of the plans.

Following is a breakdown of estimated 2013 G&A expenses:

G&A Expenses ($ millions, except per boe amounts)	2011 (Actual)	2012 (Estimate)	2013 (Budget)
G&A expense before Long-Term Incentive Plan	$64.0	$61.0	$63.0
Long-Term Incentive Plan expense	$16.4	$24.0	$27.0
Total G&A expense	$80.1	$85.0	$90.0
G&A expense before Long-Term Incentive Plan per boe	$1.83	$1.75 - $1.85	$1.75 - $1.90
Long-Term Incentive Plan expense per boe (1)	$0.54	$0.70 - $0.75	$0.75 - $0.80
G&A expense per boe	$2.63	$2.45 - $2.60	$2.50 - $2.70

(1)	Long-Term Incentive Plan expense includes both cash payments and non-cash amounts.

Risk Management

As part of its overall strategy to protect cash flow and project economics, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.

ARC has hedges in place to protect prices on crude oil volumes through 2013 and natural gas volumes through 2017.  ARC has hedged approximately 40 per cent of expected 2013 production at prices that will support ARC's business plan.  Approximately 45 per cent of expected 2013 crude oil production is currently hedged at an average floor/ceiling price of US$95/US$104 per barrel and approximately 45 per cent of expected 2013 natural gas production is currently hedged at an average floor/ceiling price of US$3.39/US$3.93 per mmbtu.  Additional natural gas production is hedged in 2014 through 2017 to support long-term development economics for ARC's significant natural gas resource base.  ARC will continue to pursue opportunities to protect the cash flow in 2013 and beyond and will take positions in natural gas and/or crude oil at levels that will provide significant certainty on rates of return.

The following table summarizes ARC's positions as at November 7, 2012.

Hedge Positions Summary (1) As at November 7, 2012	November - December 2012		2013		2014		2015 - 2017
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	91.11	18,000	104.01	14,992	-	-	-	-
Floor	90.00	18,000	95.01	14,992	-	-	-	-
Sold Floor	63.44	16,000	64.17	11,984	-	-	-	-
Natural Gas (3)	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu
Ceiling	3.48	175,000	3.93	157,041	4.83	90,000	5.00	60,000
Floor	3.48	175,000	3.39	157,041	4.00	90,000	4.00	60,000

(1)	The prices and volumes noted above represent averages for several contracts representing different periods and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes.
(2)	For 2012 and 2013, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the "Ceiling" have been sold against either the monthly average or the annual average WTI price. In the case of settlements on annual positions, ARC will only have a negative settlement if prices average above the strike price for an entire year, providing ARC with greater potential upside price participation for individual months.
(3)	The natural gas price shown translates all AECO positions to a NYMEX equivalent price. The equivalent AECO price hedged would approximate a fixed sales price of CDN$3.08 per mcf for 2012.

Reclamation Activities

ARC has an active abandonment and reclamation program for inactive wells, pipelines and leases.  During 2012, ARC estimates spending approximately $10 million on activities on 480 sites as we maintain our leadership position in environmental responsibility.  ARC expects reclamation spending to approximate $16 million in 2013.

Funding of the 2013 Capital Budget

The $830 million capital budget was determined after examining financial forecasts based on the expectation that oil prices could be in the range of US$80 to US$90 per barrel of crude oil (WTI), natural gas could be in the range of Cdn$3.00 to Cdn$4.00 per GJ of natural gas (AECO) and assuming the continuation of the $0.10 monthly dividend throughout 2013.  Virtually all of the approved 2013 capital expenditures are expected to generate at least a 25 per cent rate of return at Cdn$3.00/GJ gas and US$80/bbl oil prices based on our economic screening criteria. ARC will pursue cost effective means of financing its 2013 capital program through a combination of funds from operations, DRIP proceeds, existing credit facilities, proceeds from the August 2012 equity offering, and proceeds from potential non-core property dispositions. With the recently completed debt issuance and equity offering, ARC is well positioned with a strong balance sheet including low debt levels, working capital and significant available credit capacity to fund the 2013 capital program.

The exact split of financing will be dependent on commodity prices, operational performance and potential acquisitions and dispositions.  Our business model is dynamic and we continually assess capital spending in light of current and forecast market conditions.  Management will review the 2013 capital program on a regular basis in the context of prevailing economic conditions and make adjustments as necessary to the program, subject to review by the Board of Directors.

The monthly $0.10 dividend is primarily dependent upon commodity prices and prevailing economic conditions and will be reviewed regularly by the Board of Directors.  We believe that we are well positioned to sustain current dividend levels despite the current low natural gas price environment.  If we experience a prolonged period of low commodity prices, our first response will be to defer certain growth capital.  If additional measures become necessary, dividend levels will be reconsidered in order to preserve our strong financial position in the long-term.

Corporate Taxation

ARC's oil and natural gas properties are directly owned and operated by ARC Resources General Partnership, which has a January 31 year-end.  Cash taxes payable in 2013 will largely be based on 2012 taxable income as the partnership has a January 31 year-end.  ARC expects to pay cash income taxes of approximately $38 million in 2013.

2013 Corporate Guidance

The corporate guidance for 2013 is based on commodity price expectations of US$80 to US$90 per barrel of crude oil (WTI) and Cdn$3.00 to $4.00 per GJ of natural gas (AECO).  Certain guidance estimates may fluctuate with changes in commodity prices. The 2013 Guidance provides shareholders with information on Management's expectations for results of operations, excluding any acquisitions or dispositions, for 2013.  Readers are cautioned that the 2013 Guidance may not be appropriate for other purposes.

Corporate Guidance	2011 (Actual)	2012 (Estimate)	2013 (Budget)
Production:
Oil (bbls/d)	27,158	30,000 - 31,000	32,000 - 34,000
Condensate (bbls/d)	2,052	2,100 - 2,500	1,800 - 2,000
Natural gas (mmcf/d)	311	340 - 350	340 - 350
Natural Gas Liquids (bbls/d)	2,444	2,100 - 2,600	2,400 - 2,800
Annual average production (boe/d)	83,416	91,000 - 94,000	93,000 - 97,000
Costs and Expenses ($/boe):
Operating	9.70	9.50 - 9.70	9.50 - 9.70
Transportation	1.18	1.30 - 1.40	1.40 - 1.50
G&A including Long-Term Incentive Plan (1)	2.63	2.45 - 2.60	2.50 - 2.70
Interest	1.28	1.20 - 1.30	1.20 - 1.30
Income taxes (2)	-	0.90 - 1.05	1.05 - 1.15
Capital expenditures ($ millions) (3)	726	600	830
Land and minor net property acquisitions (3)	(111)	25 - 50	-
Weighted average shares (diluted) (millions) (4)	287	297	311

(1)	The 2013 G&A expense before Long-Term Incentive Plan approximates $90 million ($1.75 - $1.85 per boe).
(2)	The 2013 Corporate tax estimate will vary depending on level of commodity prices.
(3)	The $830 million 2013 capital budget does not include land and net property acquisitions as this amount is unbudgeted.
(4)	Based on weighted average shares plus the dilutive impact of share options outstanding during the period.

2014 Capital Program and Production Outlook

Preliminary estimates for the 2014 capital program call for spending of approximately $900 million, focused on oil and liquids rich properties at Ante Creek, Tower, Parkland, Pembina, Goodlands and various properties throughout southeastern Saskatchewan and on continued oil, liquids rich natural gas, and natural gas development in the Montney region of British Columbia.

Based on current commodity prices, timing of receipt of required regulatory approvals and on execution of the 2013 capital budget and expected 2014 capital budget in full, ARC currently expects 2014 annual average production to be in excess of 110,000 boe per day.  The estimated 2014 production represents growth of greater than 15 per cent over 2013 and is comprised of approximately 40 per cent oil and liquids production and 60 per cent natural gas production.

ARC will continue to evaluate long-term infrastructure requirements in key areas to ensure that there is adequate and economic processing capacity when and where it is needed in accordance with ARC's long-term development plan.  We believe there are significant economic and operational benefits to operating our own facilities including reduced operating costs, greater control over property development and growth plans, and more control over production and operations.  ARC expects to invest additional capital into facilities and infrastructure in key areas over the next several years to facilitate production growth.

Conference Call

A conference call to discuss the third quarter 2012 financial and operating results and the 2013 capital budget will be held for the investment community on Thursday November 8, 2012 beginning at 7:00 am MT (9:00 am ET).  To participate in the call, please dial (888) 231-8191 (toll-free in North America) or (403) 451-9838 (Local Dial-in) approximately 10 minutes prior to the conference call.  An archived recording of the call will be available at approximately 11:00 am MT on November 8, 2012 on ARC's website at www.arcresources.com.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC expects 2013 oil and gas production to average 93,000 to 97,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

Forward-looking Information and Statements

This news release is primarily comprised of forward-looking statements as to ARC's internal projections, expectations or beliefs relating to future events or future performance, including ARC's Corporate Guidance for 2013 and the 2014 Capital Program and Production Outlook and the amount and type of 2013 budgeted capital expenditures for the 2013 Capital Program, production volumes, royalties and operating costs, general and administrative expenses, risk management, reclamation activities, funding and taxation. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions but are contained in virtually every paragraph of this news release. These statements represent management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC. The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2013, the results of exploration and development activities during 2013, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management's discussion and analysis and ARC's annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. The internal projections, expectations or beliefs are based on the 2013 Capital Budget which is subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. ARC does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Note: Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.

John P. Dielwart,
Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W., Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 18:29e 07-NOV-12